               		     SECURITIES AND EXCHANGE COMMISSION
 			                        Washington, DC 20549


                         				SCHEDULE 13D
		               Under the Securities Exchange Act of 1934


                  			    (Amendment No.        )*

                 			    Micro Bio-Medics, Inc.
			                       (Name of Issuer)
                            Common Stock
			                  (Title of Class of Securities)

                      				  594903205
		                      		(CUSIP Number)

      	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	             115 South Jefferson Road, Whippany, NJ 07981
			                      (201) 739-2202
	            	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      		   July 7,1997
           	(Date of Event which Requires Filing of this Statement)


     	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

     	Check the following box if a fee is being paid with this statement
[ ] . (A fee is not required only if the reporting person: 1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO.  594903205

                                				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO.  INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                               								(a) [  ]
							                                               	(b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC, PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       	ITEMS 2(d)(e):
							                                            	      [ X ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                		7       SOLE VOTING POWER:

                       			245,090

                		8       SHARED VOTING POWER:

                       			25,500

	                	9       SOLE DISPOSITIVE POWER:

                       			245,090

	                	10      SHARED DISPOSITIVE POWER:

                        	 25,500

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                       		270,590

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
							                                     	  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                       			  5.2

14      TYPE OF REPORTING PERSON*:
       	BD

              			See Instructions Before Filling Out!

                       					SCHEDULE 13D

Item 1: Security and Issuer

	(a)     Title and Class:        Common Stock

	(b)     Name and address:       Micro Bio-Medics, Inc.
                             				846 Pelham Pkwy
								                         Pelham Manor, NY 10803


Item 2: Identity and Background Identity

	(a)  Name:                      Bear, Stearns & Co. Inc. ("Bear
                            					Stearns")

	(b)  Place of Organization:     Delaware

	(c)(i)   Principal Business:    Securities Broker/Dealer
	   (ii)  Address:               245 Park Avenue
                            					New York, NY 10167

    	The following information with respect to each executive officer and director of Bear Stearns is set forth on Appendix I hereto: (i) name,
(ii) business address, and (iii) principal occupation or employment.

	(d)  None

	(e)  See Appendix II

	(f)  See Appendix I

Item 3:  Source and Amount of Funds or Other Consideration

    	Working capital of Bear Stearns and personal funds of discretionary accounts. The aggregate purchase price of the 384,890 shares of Common Stock was approximately $6,735,575.00.

Item 4:  Purpose of Transaction

    	Bear Stearns has acquired the Common Stock of Micro Bio-Medics, Inc. in the ordinary course of its business as a broker/dealer in connection with its trading and investment activities. Bear Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such trading and investment activities. Although the foregoing represents the range of activities presently contemplated by Bear Stearns with respect to the Issuer, it should be noted that the possible activities of Bear Stearns are subject to change at any time.

    	Except as set forth above, Bear Stearns has no present plans or intentions which relate to or would result in any of the actions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

                 				     SCHEDULE 13D



Item 5: Interest in Securities of the Issuer as of 7/01/97

  (a)     Number:                                                    270,590
       	  Percentage:                                                   5.2

  (b)     1. Sole power to vote or to direct the vote:               245,090
       	  2. Shared power to vote or to direct the vote:              25,500
          3. Sole power to dispose or to direct the disposition:     245,090
       	  4. Shared power to dispose or to direct the disposition:    25,500

  (c) Information concerning transactions in the common stock effected by Bear Stearns is set forth on Appendix III hereto.

  (d)     Inapplicable.

  (e)     Inapplicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

       	None

Item 7: Material to be Filed as Exhibits:

       	None

Signature:

     	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated: 7/16/97                                    BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Barry Cohen
                                             						Senior Managing Director







                          		 APPENDIX I
      DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.


       Name                 Principal Occupation or Employment

  Alan C. Greenberg         Chairman of the Board and Director

  James E. Cayne            President, Chief Executive Officer and Director

  Alan D. Schwartz          Executive Vice President and Director

  Warren J. Spector         Executive Vice President and Director

  Michael L. Tarnopol       Executive Vice President and Director

  John L. Knight            Director

  John M. Slade             Director Emeritus

  Kenneth L. Edlow          Secretary

  Samuel L. Molinaro, Jr.   Chief Financial Officer

  Michael J. Abatemarco     Controller and Assistant Secretary

  Michael Minikes           Treasurer

  Frederick B. Casey        Assistant Treasurer

  Mark E. Lehman            Executive Vice President, General Counsel and
                     			    Director

  William J. Montgoris      Chief Operating Officer



     	John L. Knight is a citizen of the United Kingdom and his business address is One Canada Square London E16 5AD England. Michael J. Abatemarco is a citizen of the United States and his business address is One Metrotech Center North, Brooklyn, New York 11201. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear, Stearns & Co. Inc. is a wholly-owned subsidiary of The Bear Stearns Companies Inc. and of the persons named, all but John L. Knight hold similar office in the parent company.











                      				   APPENDIX II
			                          REGULATORY



November 19, 1991: The Commodity Futures Trading Commission filed its complaint against Bear Stearns and Stephen Johnson. Bear Stearns entered into a simultaneous settlement without admitting or denying the charges which had alleged three counts of violation of the Commodity Exchange Act: (i) failure to prepare a written record of orders including the account identification for orders placed on the Chicago Mercantile Exchange from the Dallas Branch Cattle Desk in the period July 1986 to February 1988 (Regulation 1.35 (a-l) (2)); (ii) failure to supervise the Dallas Branch Office Cattle Desk and the CME Floor (Regulation 166.3); and (iii) violation of a July 25, 1986 Cease and Desist involving failure to supervise order entry process. Bear Stearns neither admitting or denying the charges, paid $250,000 in settlement, and is ordered to cease and desist further violations of these three regulations.

January 16, 1992:  In the Matter of the Distribution of Securities
Issued by Certain Government Sponsored Enterprises: We, along with most of the other major dealers and banks, have settled an SEC administrative proceeding relating to our participation in the primary distributions of certain unsecured debt securities issued by GSEs (such as Fannie Mae, Freddie Mac, Federal Home Bank) by agreeing to a $100,000 fine, an order that we cease and desist from any further recordkeeping violations in connection with the distribution of the securities and undertaking to develop, implement and maintain policies reasonably designed to assure our future compliance with proper recordkeeping rules.






                  APPENDIX III                           Page 8
                  BEAR, STEARNS & CO. INC.


                  Micro Bio-Medics, Inc.
                  Trading from 3/10/97 through 7/07/97

                    (Various Firm Accounts)

                     ***** 07/07 *****
      200  MICRO BIO-MEDICS INC NEW       21 3/4          4,350.00
    1,000  MICRO BIO-MEDICS INC NEW       21 7/8         21,875.00
    1,500  MICRO BIO-MEDICS INC NEW       21 13/16       32,718.75
    2,000  MICRO BIO-MEDICS INC NEW       21 7/8         43,750.00
    2,000  MICRO BIO-MEDICS INC NEW       21 7/8         43,750.00
    2,000  MICRO BIO-MEDICS INC NEW       21 13/16       43,625.00
    3,500  MICRO BIO-MEDICS INC NEW       21 13/16       76,343.75
                     ***** 07/03 *****
    1,200  MICRO BIO-MEDICS INC NEW       21 1/8         25,350.00
    1,500  MICRO BIO-MEDICS INC NEW       21 1/8         31,687.50
                     ***** 07/02 *****
      100  MICRO BIO-MEDICS INC NEW       21 3/16         2,118.75
    1,000  MICRO BIO-MEDICS INC NEW       21             21,000.00
    1,000  MICRO BIO-MEDICS INC NEW       21 3/16        21,187.50
    1,300  MICRO BIO-MEDICS INC NEW       21             27,300.00
    3,400  MICRO BIO-MEDICS INC NEW       21 3/16        72,037.50
    1,500- MICRO BIO-MEDICS INC NEW       20 1/8         30,186.49-
                     ***** 07/01 *****
    2,000  MICRO BIO-MEDICS INC NEW       19 5/8         39,250.00
    3,000  MICRO BIO-MEDICS INC NEW       19 5/8         58,875.00
                     ***** 06/27 *****
    1,000- MICRO BIO-MEDICS INC NEW       18 5/8         18,624.37-
                     ***** 06/25 *****
    2,000  MICRO BIO-MEDICS INC NEW       19 5/8         39,250.00
    4,000  MICRO BIO-MEDICS INC NEW       19             76,000.00
                     ***** 06/24 *****
      600  MICRO BIO-MEDICS INC NEW       18 1/4         10,950.00
    1,000- MICRO BIO-MEDICS INC NEW       18 3/8         18,374.38-
    1,000- MICRO BIO-MEDICS INC NEW       18 7/8         18,874.37-
    1,000- MICRO BIO-MEDICS INC NEW       18 5/8         18,624.37-
                     ***** 06/20 *****
    5,500  MICRO BIO-MEDICS INC NEW       19 1/4        105,875.00
                     ***** 06/18 *****
    1,500- MICRO BIO-MEDICS INC NEW       19 1/4         28,874.03-
    2,500- MICRO BIO-MEDICS INC NEW       19 3/8         48,435.88-
                     ***** 06/17 *****
    1,000- MICRO BIO-MEDICS INC NEW       20 1/2         20,499.31-
    1,000- MICRO BIO-MEDICS INC NEW       20 1/8         20,124.32-
    2,000- MICRO BIO-MEDICS INC NEW       20 1/4         40,498.65-
    2,500- MICRO BIO-MEDICS INC NEW       20 1/8         50,310.82-
                     ***** 06/12 *****
      100- MICRO BIO-MEDICS INC NEW       21 1/4          2,124.92-
      200- MICRO BIO-MEDICS INC NEW       21 1/4          4,249.85-
      500- MICRO BIO-MEDICS INC NEW       21 1/4         10,624.64-
    1,500- MICRO BIO-MEDICS INC NEW       21 1/4         31,873.93-
    2,000- MICRO BIO-MEDICS INC NEW       21 3/8         42,748.57-
                     ***** 06/10 *****
    3,000- MICRO BIO-MEDICS INC NEW       20 1/2         61,497.95-
                     ***** 06/03 *****
    2,000  MICRO BIO-MEDICS INC NEW       20 1/2         41,000.00
    3,000  MICRO BIO-MEDICS INC NEW       20 1/2         61,500.00
    4,000  MICRO BIO-MEDICS INC NEW       20 5/8         82,500.00
                     ***** 06/02 *****
    1,000  MICRO BIO-MEDICS INC NEW       20 1/4         20,250.00
    1,000  MICRO BIO-MEDICS INC NEW       20 1/4         20,250.00
    1,000  MICRO BIO-MEDICS INC NEW       20 3/8         20,375.00
    2,000  MICRO BIO-MEDICS INC NEW       20 1/2         41,000.00
    5,000  MICRO BIO-MEDICS INC NEW       20 3/8        101,875.00
    8,000  MICRO BIO-MEDICS INC NEW       20 1/2        164,000.00
                     ***** 05/27 *****
      500  MICRO BIO-MEDICS INC NEW       19 3/8          9,687.50
    2,000  MICRO BIO-MEDICS INC NEW       19 1/4         38,500.00
    3,000  MICRO BIO-MEDICS INC NEW       19 3/8         58,125.00
    6,000  MICRO BIO-MEDICS INC NEW       19 3/8        116,250.00
                     ***** 05/23 *****
    1,500  MICRO BIO-MEDICS INC NEW       19             28,500.00
    2,500  MICRO BIO-MEDICS INC NEW       19             47,500.00
    7,500  MICRO BIO-MEDICS INC NEW       19            142,500.00
    8,500  MICRO BIO-MEDICS INC NEW       19            161,500.00
   20,000- MICRO BIO-MEDICS INC NEW       19 1/16       381,237.29-
                     ***** 05/22 *****
      400  MICRO BIO-MEDICS INC NEW       19 1/8          7,650.00
    1,100  MICRO BIO-MEDICS INC NEW       19 1/8         21,037.50
    3,500  MICRO BIO-MEDICS INC NEW       19 1/8         66,937.50
                     ***** 05/20 *****
    1,000  MICRO BIO-MEDICS INC NEW       18 1/4         18,250.00
    1,195  MICRO BIO-MEDICS INC NEW       18 1/4         21,808.75
    2,190  MICRO BIO-MEDICS INC NEW       18 3/8         40,241.25
    2,500  MICRO BIO-MEDICS INC NEW       18 3/8         45,937.50
    2,500  MICRO BIO-MEDICS INC NEW       18 3/8         45,937.50
    4,000  MICRO BIO-MEDICS INC NEW       18 3/8         73,500.00
   10,000  MICRO BIO-MEDICS INC NEW       18 1/4        182,500.00
    5,000- MICRO BIO-MEDICS INC NEW       18.6725        93,359.38-
                     ***** 05/19 *****
    1,800  MICRO BIO-MEDICS INC NEW       18 5/8         33,525.00
    2,000  MICRO BIO-MEDICS INC NEW       18 5/8         37,250.00
    2,000  MICRO BIO-MEDICS INC NEW       18 1/2         37,000.00
                     ***** 05/16 *****
    1,000  MICRO BIO-MEDICS INC NEW       19             19,000.00
    1,000  MICRO BIO-MEDICS INC NEW       19             19,000.00
    1,000  MICRO BIO-MEDICS INC NEW       19             19,000.00
    1,300  MICRO BIO-MEDICS INC NEW       19 1/8         24,862.50
    1,600  MICRO BIO-MEDICS INC NEW       19             30,400.00
    1,700  MICRO BIO-MEDICS INC NEW       19 1/8         32,512.50
    2,000  MICRO BIO-MEDICS INC NEW       19             38,000.00
    2,000  MICRO BIO-MEDICS INC NEW       19 1/8         38,250.00
    2,000  MICRO BIO-MEDICS INC NEW       19 1/8         38,250.00
    2,000  MICRO BIO-MEDICS INC NEW       19 1/8         38,250.00
    2,000  MICRO BIO-MEDICS INC NEW       19 1/8         38,250.00
    2,500  MICRO BIO-MEDICS INC NEW       19 1/8         47,812.50
    2,700  MICRO BIO-MEDICS INC NEW       19 1/8         51,637.50
    3,000  MICRO BIO-MEDICS INC NEW       19 1/8         57,375.00
    3,000  MICRO BIO-MEDICS INC NEW       19 1/8         57,375.00
    3,000  MICRO BIO-MEDICS INC NEW       19 1/8         57,375.00
    5,000  MICRO BIO-MEDICS INC NEW       19 1/8         95,625.00
    5,000  MICRO BIO-MEDICS INC NEW       19 1/8         95,625.00
    4,000- MICRO BIO-MEDICS INC NEW       19             75,997.46-
                     ***** 05/07 *****
    5,000  MICRO BIO-MEDICS INC NEW       17 7/8         89,375.00
    1,200- MICRO BIO-MEDICS INC NEW       18 1/16        21,674.27-
    3,800- MICRO BIO-MEDICS INC NEW       18             68,397.72-
                     ***** 05/06 *****
    1,500- MICRO BIO-MEDICS INC NEW       18             26,999.10-
                     ***** 05/05 *****
    1,500  MICRO BIO-MEDICS INC NEW       18 1/8         27,187.50
    3,500  MICRO BIO-MEDICS INC NEW       18 1/8         63,437.50
    5,000- MICRO BIO-MEDICS INC NEW       18.1250        90,621.98-
                     ***** 05/02 *****
      100  MICRO BIO-MEDICS INC NEW       17 3/4          1,775.00
      300  MICRO BIO-MEDICS INC NEW       18 1/8          5,437.50
    1,000  MICRO BIO-MEDICS INC NEW       17 1/4         17,250.00
    1,300  MICRO BIO-MEDICS INC NEW       18 1/8         23,562.50
    1,700  MICRO BIO-MEDICS INC NEW       18 1/8         30,812.50
    3,500  MICRO BIO-MEDICS INC NEW       17 1/2         61,250.00
    5,000  MICRO BIO-MEDICS INC NEW       17 7/8         89,375.00
    1,000  MICRO BIO-MEDICS INC NEW       17 3/4         17,750.00
                     ***** 05/01 *****
    2,100  MICRO BIO-MEDICS INC NEW       16 1/2         34,650.00
                     ***** 04/30 *****
    2,000  MICRO BIO-MEDICS INC NEW       15 7/8         31,750.00
                     ***** 04/29 *****
      500  MICRO BIO-MEDICS INC NEW       16 3/8          8,187.50
    1,000  MICRO BIO-MEDICS INC NEW       16 1/4         16,250.00
                     ***** 04/29 *****
    2,500  MICRO BIO-MEDICS INC NEW       16 3/8         40,937.50
    5,000  MICRO BIO-MEDICS INC NEW       16 1/4         81,250.00
    8,000- MICRO BIO-MEDICS INC NEW       16.2918       130,330.05-
                     ***** 04/28 *****
    7,500- MICRO BIO-MEDICS INC NEW       16.3938       122,949.40-
    7,500  MICRO BIO-MEDICS INC NEW       16.3938       122,949.40
           TO CXL PREVIOUS SELL
                     ***** 04/25 *****
      200  MICRO BIO-MEDICS INC NEW       16 3/8          3,275.00
    1,000  MICRO BIO-MEDICS INC NEW       16 1/2         16,500.00
    1,500  MICRO BIO-MEDICS INC NEW       16 1/8         24,187.50
    2,000  MICRO BIO-MEDICS INC NEW       16 1/4         32,500.00
    2,000  MICRO BIO-MEDICS INC NEW       16 3/8         32,750.00
    3,500  MICRO BIO-MEDICS INC NEW       16 1/4         56,875.00
    7,500- MICRO BIO-MEDICS INC NEW       16.3938       122,949.40-
                     ***** 04/23 *****
        5  MICRO BIO-MEDICS INC NEW       15 13/16           79.06
      300  MICRO BIO-MEDICS INC NEW       15 13/16        4,743.75
      500  MICRO BIO-MEDICS INC NEW       15 13/16        7,906.25
    1,000  MICRO BIO-MEDICS INC NEW       15 13/16       15,812.50
    1,500  MICRO BIO-MEDICS INC NEW       15 3/4         23,625.00
    1,500  MICRO BIO-MEDICS INC NEW       15 13/16       23,718.75
    2,000  MICRO BIO-MEDICS INC NEW       15 13/16       31,625.00
    2,500  MICRO BIO-MEDICS INC NEW       15 13/16       39,531.25
    2,500  MICRO BIO-MEDICS INC NEW       15 13/16       39,531.25
    3,000  MICRO BIO-MEDICS INC NEW       15 13/16       47,437.50
    3,500  MICRO BIO-MEDICS INC NEW       15 13/16       55,343.75
    3,500  MICRO BIO-MEDICS INC NEW       15 3/4         55,125.00
    4,000  MICRO BIO-MEDICS INC NEW       15 13/16       63,250.00
    4,200  MICRO BIO-MEDICS INC NEW       15 13/16       66,412.50
    5,000- MICRO BIO-MEDICS INC NEW       15.5200        77,597.41-
                     ***** 04/22 *****
      500  MICRO BIO-MEDICS INC NEW       15 5/8          7,812.50
      500  MICRO BIO-MEDICS INC NEW       15 1/2          7,750.00
    2,000  MICRO BIO-MEDICS INC NEW       15 1/2         31,000.00
    2,000  MICRO BIO-MEDICS INC NEW       15 1/2         31,000.00
    2,000  MICRO BIO-MEDICS INC NEW       15 1/2         31,000.00
    2,500  MICRO BIO-MEDICS INC NEW       15 1/2         38,750.00
    2,500  MICRO BIO-MEDICS INC NEW       15 1/2         38,750.00
    2,500  MICRO BIO-MEDICS INC NEW       15 1/2         38,750.00
    2,500  MICRO BIO-MEDICS INC NEW       15 1/2         38,750.00
                     ***** 04/17 *****
      100  MICRO BIO-MEDICS INC NEW       15 5/8          1,562.50
      700  MICRO BIO-MEDICS INC NEW       15 1/2         10,850.00
    1,000  MICRO BIO-MEDICS INC NEW       15 3/4         15,750.00
                     ***** 04/16 *****
      200  MICRO BIO-MEDICS INC NEW       16 1/4          3,250.00
      200  MICRO BIO-MEDICS INC NEW       16 1/4          3,250.00
      800  MICRO BIO-MEDICS INC NEW       16 1/4         13,000.00
    1,000  MICRO BIO-MEDICS INC NEW       16 1/4         16,250.00
    1,000  MICRO BIO-MEDICS INC NEW       16 1/4         16,250.00
    1,000  MICRO BIO-MEDICS INC NEW       16 1/4         16,250.00
    1,000  MICRO BIO-MEDICS INC NEW       16 1/4         16,250.00
    1,100  MICRO BIO-MEDICS INC NEW       16 1/8         17,737.50
    1,500  MICRO BIO-MEDICS INC NEW       16 1/4         24,375.00
    1,500  MICRO BIO-MEDICS INC NEW       16 1/4         24,375.00
    2,800  MICRO BIO-MEDICS INC NEW       16 1/4         45,500.00
    3,000  MICRO BIO-MEDICS INC NEW       16 1/8         48,375.00
    2,000- MICRO BIO-MEDICS INC NEW       16 1/8         32,248.92-
                     ***** 04/15 *****
    1,000  MICRO BIO-MEDICS INC NEW       16 5/8         16,625.00
    1,100  MICRO BIO-MEDICS INC NEW       16 7/8         18,562.50
    2,000  MICRO BIO-MEDICS INC NEW       16 7/8         33,750.00
                     ***** 04/14 *****
    1,000  MICRO BIO-MEDICS INC NEW       17             17,000.00
    1,000  MICRO BIO-MEDICS INC NEW       17             17,000.00
    6,000  MICRO BIO-MEDICS INC NEW       17            102,000.00
                     ***** 04/11 *****
    1,500  MICRO BIO-MEDICS INC NEW       17 1/8         25,687.50
                     ***** 04/10 *****
      500  MICRO BIO-MEDICS INC NEW       17 1/8          8,562.50
                     ***** 04/04 *****
    1,000  MICRO BIO-MEDICS INC NEW       17 1/8         17,125.00
                     ***** 03/25 *****
    5,000  MICRO BIO-MEDICS INC NEW       16             80,000.00
    5,000- MICRO BIO-MEDICS INC NEW       16             80,000.00-
           TO CXL PREVIOUS BUY               CXL
    2,000  MICRO BIO-MEDICS INC NEW       16 7/8         33,750.00
                     ***** 03/24 *****
      200  MICRO BIO-MEDICS INC NEW       15 7/8          3,175.00
    5,000  MICRO BIO-MEDICS INC NEW       16             80,000.00
                     ***** 03/17 *****
    1,300  MICRO BIO-MEDICS INC NEW       15 1/4         19,825.00
    3,700  MICRO BIO-MEDICS INC NEW       15 3/8         56,887.50
                     ***** 03/10 *****
    5,000  MICRO BIO-MEDICS INC NEW       16 1/8         80,625.00

		(Various Discretionary Accounts)


	                       ***** 05/05 *****
      1,710  MICRO BIO-MEDICS INC NEW       18.1250        30,993.75
      2,877  MICRO BIO-MEDICS INC NEW       18.1250        52,145.63
       413  MICRO BIO-MEDICS INC NEW       18.1250         7,485.63
                       ***** 05/01 *****
      2,142  MICRO BIO-MEDICS INC NEW       16.2918        34,897.04
      2,142- MICRO BIO-MEDICS INC NEW       16.2918        34,897.04-
             COVER SHORT.                      CXL
      5,858  MICRO BIO-MEDICS INC NEW       16.2918        95,437.36
      5,858- MICRO BIO-MEDICS INC NEW       16.2918        95,437.36-
             COVER SHORT.                      CXL
                       ***** 04/29 *****
      2,142  MICRO BIO-MEDICS INC NEW       16.2918        34,897.04
      5,858  MICRO BIO-MEDICS INC NEW       16.2918        95,437.36
                       ***** 04/28 *****
      4,200- MICRO BIO-MEDICS INC NEW       16.3938        68,853.96-
             SOLICITED                         CXL
      4,200  MICRO BIO-MEDICS INC NEW       16.3938        68,853.96
      3,300  MICRO BIO-MEDICS INC NEW       16.3938        54,099.54
      3,300- MICRO BIO-MEDICS INC NEW       16.3938        54,099.54-
             SOLICITED                         CXL
                       ***** 04/25 *****
      4,200  MICRO BIO-MEDICS INC NEW       16.3938        68,853.96
                       ***** 04/25 *****
      3,300  MICRO BIO-MEDICS INC NEW       16.3938        54,099.54
                       ***** 04/23 *****
      5,000  MICRO BIO-MEDICS INC NEW       15.5200        77,600.00